FOIA CONFIDENTIAL TREATMENT REQUESTED BY PROGRESSIVE WASTE SOLUTIONS LTD.
PURSUANT TO 17 CFR 200.83. THIS LETTER OMITS CONFIDENTIAL INFORMATION INCLUDED IN AN UNREDACTED VERSION OF THIS LETTER, WHICH WAS DELIVERED TO THE DIVISION OF CORPORATION FINANCE OF THE SECURITIES AND EXCHANGE COMMISSION. ASTERISKS DENOTE THE OMISSION OF THE CONFIDENTIAL INFORMATION.

400 Applewood Crescent Vaughan ON L4K 0C3 T: 905 532 7515 F: 905 532 7576 Loreto.grimaldi@progressivewaste.com www.progressivewaste.com

January 28, 2015

Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

Re:            Progressive Waste Solutions Ltd.
File No. 1-34370

I am responding to your letter dated January 8, 2015 addressed to our EVP and Chief Financial Officer, Ian Kidson.

Below please find our responses to your queries. For ease of reference, we have titled our responses in a manner consistent with the headings in your Letter.

Question #1

Please provide us with an analysis of how you have adjusted the “probability weighted average cash flows” to reflect the inherent uncertainty of contractual award in the most recent calculations of the U.S. northeast reporting unit’s fair value, including the test completed on April 30, 2013, and your latest calculation.

The analysis employed
As disclosed in the “Critical Accounting Estimates” section of our third quarter ended September 30, 2014 Management Discussion and Analysis (“MD&A”), Progressive outlined that a reversal in local political support in October 2014 for the development of the operating location necessary to execute the New York City long-term contract (“NYC Plan”) made the likelihood of being awarded the contract indeterminate.  As a consequence of this reversal, we also expected the City of New York to re-issue the request for proposal (“RFP”).  We reasoned that a re-issued RFP by the City materially reduced our likelihood of successfully securing the NYC Plan since it put us on even footing with all bidders to the re-issued RFP (proposals in response to the City’s re-issued RFP are due February 27, 2015).  Having determined that the likelihood of securing the NYC Plan was indeterminate,  we concluded that a market participant would now be unwilling to include an acknowledgement of the work we had completed to date on the NYC Plan to value our U.S. northeast reporting unit. In addition, we would have no defensible negotiating position to demand them to make this acknowledgment.

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As a result of the events of October, we reassessed the fair value that we would expect to receive on the hypothetical sale of our U.S. northeast reporting unit in an orderly transaction between market participants.  As an essential element of that process, we revisited the assumptions that market participants, having the following characteristics, would use in pricing assets and liabilities:

●	Independent of the reporting entity (that is, they are not related parties)
●
Knowledgeable, having a reasonable understanding about the asset or liability and the transaction based on all available information, including information that might be obtained through due diligence efforts that are usual and customary

●	Able to transact for the asset or liability
●	Willing to transact for the asset or liability (that is, they are motivated but not forced or otherwise compelled to do so)

Following our reassessment, we concluded that the events of October 2014 and their impact on the hypothetical sale of our U.S. northeast reporting unit, changed how a market participant would acknowledge and view our chances of successful award and we further concluded that a market participant would not be prepared to offer any consideration in respect of our efforts on the NYC Plan, since our revised expectation of contractual award was now indeterminate.  To reflect the new uncertainty of contractual award in the calculation of our U.S. northeast reporting unit’s fair value, we assigned a probability weighting of zero to the expected cash flows from the NYC Plan.

For our April 30, 2013 annual test of impairment, we applied a probability weight of 65% to the expected cash flow stream for the NYC Plan.  We chose a factor of 65% to the NYC Plan cash flow stream to allow for and acknowledge that not all components necessary for contractual award were in our absolute control.

Several events subsequent to April 30, 2013 increased our assessment of the overall likelihood of being awarded the NYC Plan.  In November 2013, our response to the City’s RFP passed the public hearing stage and the Department of Sanitation (“DSNY”) issued a Summary of Key Terms between itself and IESI Corporation (the “Company”), which outlined the terms of contractual agreement between DSNY and the Company for the Municipal Solid Waste Management Transportation and Disposal Services for the Hamilton Avenue and Southwest Brooklyn Marine Transfer Stations.  Finalization of the agreement was conditional on the Company and the Port Authority entering into an acceptable lease for operations at the Greenville Yard.  Our primary focus in the period that followed was on the finalization of this lease agreement.  For the purpose of conducting our annual test of impairment at April 30, 2014, we applied a probability weighting of 90% to the expected cash flow stream associated with the NYC Plan.  We reached this conclusion in light of the events that had transpired since our 2013 annual test of impairment, namely the City’s issuance of the Summary of Key Terms to us.  We viewed the primary condition to successful award, being the finalization of the Greenville Yard lease, as highly achievable.  All indications we had in April 2014 and leading up to the events in October 2014 suggested that a deal was forthcoming.  In addition, at no time prior to October 2014, was there any indication that

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the City of New York would re-issue the RFP.  As outlined below, the material events that occurred since April 30, 2013 through early October 2014, demonstrated a natural progression towards successful contractual award.  Prior to October 2014, we had no material impediments present at any time over that intervening period that called into question the probability weighting we had assigned to the NYC Plan cash flow stream, including either of our two annual impairment test dates and any assessment dates in between.

Question # 2

Please provide us with a description of the material events occurring since 2013, including the reissuance of the RFP by DSNY and the developments discussed briefly in your Form 6-K filed on October 30, 2014, where you state, “certain developments, including current local support for the development of the operating location necessary to execute the New York City long-term contract, have made the likelihood of being awarded the contract indeterminate at this time.”  Tell us the impact these events have had on your assumptions and testing methodology for your most recent test.

Material events (April 2013 through to October 2014)
Outlined below is a list of material events occurring between April 2013 and October 2014.  As addressed above, the series of events from April 2013 to early October 2014 demonstrated a natural progression to successful contractual award and we became increasingly more confident in our prospects of success.  Our increased confidence translated to an increase in the likelihood of securing the NYC Plan, as outlined above, and the probability weight we assigned to the expected cash flow stream.  However, the unexpected events of mid-October 2014 materially changed our outlook of successful contractual award and caused us to conclude that including expected cash flow stream from the NYC Plan in our fair value assessment of our U.S. northeast reporting unit was indeterminate.  In each case, the material event outlined below supports our conclusions and our determination of the likelihood of securing the contractual award between April 2013 and October 2014.

1.
Our proposal is selected and publicly acknowledged by the City and the terms are taken forward through the public approval process.

November 15, 2013 – New York City Record (page 8 of 16) contains the notice of our public hearing on the 25th which read as follows: “SANITATION ■ PUBLIC HEARINGS - NOTICE IS HEREBY GIVEN that a Special Contract Public Hearing will be held on Monday, November 25, 2013, 22 Reade Street, 2nd Floor Conference Room, Borough of Manhattan, commencing at 11:00 A.M. on the following: IN THE MATTER of a proposed contract between the Department of Sanitation and IESI NY Corporation, 1099 Wall Street West, Suite 250, Lyndhurst, New Jersey 07071, for Municipal Solid Waste Management, Transportation and Disposal Services for the Hamilton Avenue and Southwest Brooklyn Marine Transfer Stations. The term of the contract shall be 20 years from the Notice to Proceed for service, for an amount not to exceed $3,645,338,000, with two five-year

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renewal options. PIN#: 82704RR00031. The proposed contractor has been selected by means of the Competitive Sealed Proposal method, pursuant to Section 3-03 of the Procurement Policy Board Rules. A draft copy of the contract terms is available for public inspection at the Department of Sanitation’s Contract Division, 44 Beaver Street, 2nd Floor, Room 203, New York, NY 10004, Monday to Friday, from November 15, 2013 to November 25, 2013, excluding Holidays from 10:00 A.M. to 4:00 P.M.”

2.
Our proposal passed the public hearing stage and the City and IESI finalize the Summary of Key Terms.  Entering into an acceptable lease with the Port Authority Lease is identified as a critical success factor and a precondition to signing.

November 25, 2013 – Summary of Key Terms issued by DSNY to the Company, which outlined the terms of contractual agreement between DSNY and the Company for the Municipal Solid Waste Management Transportation and Disposal Services for the Hamilton Avenue and Southwest Brooklyn Marine Transfer Stations. The Summary of Key Terms included a condition that the service contract will not become effective until the Company enters into a lease with the Port Authority for the portion of Greenville Yard that the Company will be using for its intermodal facility.

3.
After working with the Jersey City Mayor and the Port Authority, the Jersey City Mayor issued a press release noting resolution of issues between each party.

October 6, 2014 – the Mayor of Jersey City, Steven Fulop, announces agreement with the Company and the DSNY for the expansion of their industrial property at the Greenville Yards

4.	Port Authority issues a statement on October 15, 2014 noting that it will not approve the Greenville Yards work in 2014.

5.	Mayor of Jersey City issues a statement noting that the City would not be moving forward with the waste transfer system October 16, 2014.

6.
Final appeal by the Company to the City to consider additional time.

October 22, 2014 – IESI Corporation issues a letter to Hon. Katherine Garcia, Commissioner, NYC Department of Sanitation in a final effort to persuade the City to not re-issue the RFP – requesting additional time to finalize an alternative intermodal facility.

7.	Re-issued RFP posted on City website on October 27, 2014.

8.
RFP process begins again.

October 27, 2014 – Progressive Waste Solutions Ltd., issues a press release outlining that it will submit a bid in response to DSNY’s new RFP for a 20-year contract for the transportation and disposal of containerized municipal solid waste (“MSW”) delivered to two marine transfer stations in Brooklyn.

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Additional non-material event information is provided in response to question four below.

Question # 3

Please describe for us the significant assumptions, methods, and results for the Step 1 test of impairment you expected to complete on or before December 31, 2014, and the Step 2 test, to the extent relevant and available.

Significant assumptions, methods and results – Step 1 test of impairment
We use two valuation measures to assess the fair value of each of our reporting units.  The two measures we use are the discounted cash flow (“DCF”) approach and the market approach.  These measures are used consistently to assess the fair value of each of our reporting units.  In every instance, we concluded that the DCF valuation method is the preferred approach and that the use of this approach is how we would expect a third party would approach a valuation of our reporting units.  In addition, our preference for the DCF valuation approach is consistent with how we internally approach valuing potential acquisition candidates that we consider for purchase and it is the primary measure we employ when determining what we are willing to pay for an asset.  It should be noted that the DCF valuation approach consistently yields a lower valuation than the market approach for each of our reporting units.

Method – DCF Approach
The DCF approach estimates fair value from the present value of a reporting unit’s future cash flow stream.  This approach combines current financial information (financial inputs) with a variety of assumptions, including revenue growth rates, margins, the probability of successful award of the NYC Plan, capital and landfill spending, acquisitions, allocation of corporate costs and income tax and discount rates.  The most significant assumptions that we employed to determine the fair value of our U.S. northeast reporting unit are as follows:

●	revenue growth assumption of [***];

●	capital and landfill expenditures equal to [***] until capital and landfill spending reaches [***];

●	revenue less operating and SG&A expense margin of [***];

●	we assigned a probability weight of 0% to the expected cash flows attributable to the NYC Plan;

●	no acquisitions or corporate cost allocations were assumed;

●	a tax and discount rate of [***] and [***], respectively, was applied.

●
In addition, we assumed that cash flows specific to the sale of certain Long Island operations were excluded from the discounted cash flow model for the purpose of determining the fair value of our U.S. northeast reporting unit.

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Applying the above assumptions in our DCF model, our Step 1 test for impairment yielded a fair value result of negative $82.9 million, which was $110.3 million lower than our U.S. northeast reporting units carrying amount.

Method – market approach
The market approach uses Progressive’s market value of share capital and debt divided by revenues less operating expenses and selling, general and administration expense (“EBITDA”) to arrive at a market multiple of EBITDA.   The Progressive EBITDA multiple is multiplied by our U.S. northeast reporting units EBITDA to arrive at the reporting unit’s fair value.

The primary inputs include Progressive share price, Progressive and our U.S. northeast reporting unit’s EBITDA over the last twelve month period, Progressive’s outstanding share count and its total reported long-term debt, all valued at the then current valuation date.

Employing this approach yields an estimate of our U.S. northeast reporting unit’s fair value of $177.6 million.  Assuming a takeover premium of 25% increases this reporting unit’s fair value to $221.9 million and both of these estimates exceeded the reporting units carrying amount by $150.2 and $194.5 million, respectively.  This result led us to consider the appropriateness of the market approach, and to assess if the nature, scope and size of this reporting unit is comparable to Progressive.  We concluded that it was inappropriate to rely on the results of the market approach, as the market multiple attributable to Progressive reflected Progressive’s size and its geographic operating footprint, combined with its integrated suite of assets, and was therefore not reflective of a market multiple that would be applied to our U.S. northeast reporting unit when viewed in isolation.

So while the market approach rendered a result that did not indicate impairment, as a valuation approach it is our least preferred of the two. Accordingly, we relied on the results of the DCF to determine if our U.S. northeast reporting unit’s fair value exceeded its carrying amount and concluded that we should complete Step 2 of the impairment test.

Significant assumptions, methods and results – Step 2 test of impairment
While we expect to complete our Step 2 test soon and in time for the release our fourth quarter and year end results on February 26, 2015, it remains incomplete at this time. Therefore a complete list of our assumptions, methods and results are also unavailable.

Proposed disclosure
In the event that an impairment loss results from Step 2 of the impairment test, we anticipate the disclosure in our December 31, 2014 Management Discussion and Analysis will be similar to the following:

The fair value of goodwill for our U.S. northeast reporting unit was determined in the same manner as the value of goodwill is determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, other than in a forced sale or liquidation.

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In determining fair value, we utilized a discounted future cash flow approach.  We concluded that the discounted future cash flow approach to determine fair value was the most appropriate for the following reasons: quoted market prices for the sale of a similar basket of assets, liabilities, revenues and expenses were not readily available, prices for the sale of a comparable business of the same size and composition of operations was not readily available and finally, we employ the discounted future cash flow approach when we value and acquire companies and therefore believe that a market participant would apply a similar approach.  We also calculated fair value applying the market multiple approach.  The fair value calculated applying the market multiple approach was compared to the results calculated applying the discounted cash flow approach as a measure of reasonability.

Our discounted cash flow calculation employed a variety of assumptions, including revenue growth, capital and landfill spending, margins, probability weighted expected cash flows from the New York City long-term plan, acquisitions, corporate cost allocations and tax and discount rates.  The primary assumptions we used to determine the fair value of our U.S. northeast reporting unit were as follows: revenue growth of [***]; capital and landfill expenditures equal to [***]; revenue less operating and SG&A expense margin of [***]; a probability weight of [0%] for the expected cash flows arising from successfully being awarded the New York City long-term plan, no acquisitions or corporate cost allocations were assumed; a tax and discount rate of [***] and [***], respectively, were applied.

Certain discounted cash flow approach assumptions that we applied differed from those we applied at April 30, 2014 as follows:

(a)	In anticipation of selling certain assets in our Long-Island operations, which are currently held for sale, we excluded the cash flows associated with these operations for the purpose of this test

(b)	Capital and landfill expenditures increased relative to revenues since our April 2014 test. [***]

(c)	There was no change in our assumption of annual margin improvement related to revenues less operating and SG&A expense. [***]

(d)
Our April 2014 test of impairment included a probability weight of 90% for the expected cash flows from the contractual award of the New York City long-term plan compared to our interim test which included a probability weight of 0% for these same cash flows

(e)	[***]

Discounted cash flow assumptions that remained unchanged between our interim and April 30, 2014 calculations are as follows:

(a)	Revenue growth rate

(b)	No acquisitions have been assumed

(c)	Tax rates remained unchanged

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(d)	Amortization and asset retirement spending was refreshed, but was effectively unchanged

There is significant subjectivity in estimating fair value.  Accordingly, changes in any one of these assumptions could have a significant impact on the implied fair value of goodwill we derived for our U.S. northeast reporting unit.  The net carrying amount of goodwill allocated to the U.S. northeast segment, net of impairment charges, at December 31, 2014 is approximately [$●].

Question #4
Tell us the relevant information you considered in developing your assumptions, such as information on competitors, the sites or vendors capable of servicing the unawarded portion of the contract, and the existence of any Letter of Intent, Memorandum of Understanding or similar agreement with the City of New York.

Based on the Summary of Key Terms between DSNY and the Company issued by DSNY on November 25, 2013, we believed we were the “preferred supplier” for the City of New York in respect of the NYC Plan.  We were not aware of any of our competitors being issued a Summary of Key Terms by DSNY at any time before, or after, DSNY announced their intention and support for the plan.  Included in the Summary of Key Terms was the condition that signing the final agreement with DSNY was predicated on finalizing the Greenville Yard Lease (the “lease”). There were a number of parties involved in bringing the lease agreement to completion, including Jersey City, who were not actually a party to the lease, but who felt entitled to a Host Community Agreement (“HCA”), which left some parties uncomfortable proceeding until the HCA was resolved.  Through 2014, we worked with all of the parties involved in a positive and constructive manner.  In early October 2014, we believed that we had reached agreement in principle with all parties involved and on October 1, 2014, a draft Memorandum of Understanding (“MOU”) between us and Jersey City for HCA was prepared and a draft MOU between us and the Port Authority was prepared for the lease.  On October 6, 2014, the Mayor of the Jersey City wrote to the DSNY Commissioner, stating that Jersey City and the Company had reached an agreement on the material terms of the HCA.  The Mayor’s note to the Commissioner went on to say that the agreement (between Jersey City and the Company) will run concurrently with the term of the DSNY Service Contract and contemplated the siting of an intermodal facility at the Greenville Yards in Jersey City that will transload municipal solid waste containers originating from DSNY’s marine transfer stations.  The Jersey City Council later approved the agreement with IESI in a 3 to 2 vote.  [***]

The foregoing provides a snap shot of the events that occurred over the period from 2013 to October 16, 2014.  With specific regard to considerations we had about our competition, we believed we were the preferred supplier, and the only party negotiating with the City of New York for the NYC Plan [***]  We weren’t aware of any issues with securing vendors necessary to service the unawarded portion of the contract.  In fact, we had entered into discussions and conditional agreements with all of the essential vendors where we weren’t the expert service provider to the City under the terms of the contractual award.  The Summary of Key Terms and MOU’s referenced above were the primary agreements with the City and other parties necessary for us to complete the agreement with the City.

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Question #5
Based on the magnitude of the assumed cash flows from the New York City long-term contract, describe for us your current understanding of the potential range of magnitude of an impairment loss that would result from the inability to secure a contract with the expected terms

The carrying amount of goodwill attributable to our U.S. northeast reporting unit at September 30, 2014 was $98.7 million.  Not having completed our Step 2 test of impairment we can’t provide an exact amount of the impairment loss, if any, and as a result, believe that it is premature for us to estimate the range of loss at this time.

Yours truly,
Progressive Waste Solutions Ltd.

/s/  Loreto Grimaldi

Loreto Grimaldi
SVP General Counsel & Secretary

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